UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 27, 2010**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 -- Financial Information

Item 2.02 Results of Operations and Financial Condition

On April 27, 2010 First Financial Holdings, Inc. announced Second Quarter results and quarterly dividend payment. For more information regarding this matter, see the press release and additional financial information attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Press release dated April 27, 2010 with additional financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall
R. Wayne Hall
Executive Vice President
and Chief Financial Officer

Date: April 27, 2010

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Second Quarter results and quarterly dividend payment with additional financial information.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

2440 Mall Drive • Charleston, S.C. 29406
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President/Investor Relations
and Corporate Secretary
(843) 529-5931 / (843) 729-7005
dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC.
ANNOUNCES SECOND QUARTER FISCAL 2010 RESULTS
AND QUARTERLY DIVIDEND PAYMENT

Charleston, South Carolina (April 27, 2010) – First Financial Holdings, Inc. ("First Financial" or the "Company") (NASDAQ GSM: FFCH), the holding company for First Federal Savings and Loan Association of Charleston ("First Federal" or the "Association"), today reported results for the second quarter of its fiscal year ending September 30, 2010. The net loss for the quarter ended March 31, 2010 was ($19.1) million compared to net income of $3.1 million from the comparative quarter ended March 31, 2009. Basic and diluted loss per share was ($1.15) for the current quarter, compared to $0.27 income per basic and diluted share for the quarter ended March 31, 2009. Including the preferred stock dividend and related accretion, the net loss to common shareholders was ($20.0) million, or ($1.21) per diluted share, for the second quarter, compared to net income of $2.2 million, or $0.19 per diluted share, for the second quarter one year ago. Net loss and diluted loss per share for the six months ended March 31, 2010 totaled ($23.6) million or ($1.43) compared with a net loss of ($3.4) million or ($0.29) per diluted share, for the six months ended March 31, 2009.

President and Chief Executive Officer A. Thomas Hood commented, "Earnings performance for the quarter was impacted primarily by an increase in our provision for loan losses related to charge-offs as well as credit and collateral value deteriorations which occurred during the quarter." On April 7, 2010, the Company announced an expected increase in second quarter provision for loan losses and net charge-offs. The Company recognized a provision for loan losses of $45.9 million for the quarter ended March 31, 2010 compared to $25.3 million for the quarter ended December 31, 2009, and $12.8 million for the quarter ended March 31, 2009. Hood explained, "We have completed a targeted review of the higher risk sectors of the commercial portfolio – land and acquisition and development loans – and are in the process of targeted reviews of commercial real estate and business loans greater than $1 million which will be completed by June 30, 2010." He also stated, "Losses identified during the quarter as a result of both our targeted and our regular ongoing loan reviews have been appropriately charged-off or reserved. We believe loan loss provisions and charge-offs will remain elevated through 2010 because of the continued deterioration in the real estate sector and the weak economy." The Company increased its allowance for loan losses as a percent of total loans from 278 basis points at December 31, 2009 to 317 basis points at March 31, 2010. Problem assets, which include non-accrual loans, accruing loans 90 days or more past due and real estate owned, as a percentage of total assets were 4.37% at March 31, 2010 compared with 3.73% at December 31, 2009 and 1.91% at March 31, 2009. The Company's loan loss reserve coverage of non-performing loans, defined as total reserves for loan losses divided by non-accrual loans and accruing loans 90 days or more past due, was 60.9% at March 31, 2010 compared to 67.6% at December 31, 2009 and 86.6% at March 31, 2009. Hood continued, "We are encouraged by the slight improvement in the South Carolina unemployment rate, including the counties in which we operate, during the past two months but we recognize that the state's economy remains fragile."

Compared with the quarter ended December 31, 2009, the net interest margin decreased by two basis points from a net interest margin of 3.94% to 3.92% for the quarter ended March 31, 2010. Net interest income for the quarter ended March 31, 2010 was $31.5 million, decreasing from $32.9 million or 4.2% for the linked quarter ended December 31, 2009. Hood commented, "Our net interest margin decreased slightly primarily due to increased balances in non-accruing loans." Total deposits increased $160.2 million or 7% to $2.44 billion for the quarter ended March 31, 2010 compared to $2.28 billion for the linked quarter ended December 31, 2009.

Mortgage banking income was $2.1 million for the second quarter of fiscal 2010, a decrease of $343 thousand or 14.2% for the linked quarter ended December 31, 2009 and a decrease of $584 thousand or 22.0% for the comparative quarter ended March 31, 2009. The linked quarter decrease is primarily due to a reduction in the volume of loans sold. The Company continues to utilize certain economic hedging strategies to protect the value of our capitalized mortgage servicing asset from interest rate risk.

During the quarter ended March 31, 2010, there was further deterioration in our collateralized debt obligations ("CDOs") portfolio. As a result, the Company recognized an other than temporary impairment (OTTI) charge totaling $1.8 million on ten investments, with one corporate security accounting for $1.1 million of the charge. Total CDOs, comprised of financial institution trust preferred securities, were $4.4 million or less than 1.0% of our total investment portfolio at March 31, 2010.

Core other income, excluding impairment on investment securities and gains on disposition of assets, was $15.7 million for the second quarter of fiscal 2010 compared to $14.3 million for the first quarter of fiscal 2010 and $15.5 million for the quarter ended March 31, 2009. Total revenues, defined as net interest income plus total core other income as defined previously, increased to $47.2 million for the quarter ended March 31, 2010, an increase of $4.8 million, or 11.4%, from $42.4 million during the comparable quarter ended March 31, 2009.

Insurance revenues, including contingent income, for the quarter ended March 31, 2010 were $7.5 million compared to $7.0 million for the comparable quarter one year ago. During the second quarter we experienced increased insurance revenues due to the timing of some of our contingent revenue payments. Over the last two years our contingent revenues have become more evenly spread throughout the year as one of our major insurance carriers began paying contingent income quarterly.

Total other expense increased by $355 thousand, or 1.2%, to $30.9 million for the quarter ended March 31, 2010 compared to $30.6 million for the quarter ended December 31, 2009. The first quarter included $1.2 million in contribution expense for the donation of a bank branch office. Exclusive of this nonrecurring item, core operating expenses actually increased $1.6 million. The primary driver to the increase is salary and employee benefit costs related to higher insurance producer commissions, final settlement of Cape Fear employee costs with the FDIC, and higher health insurance costs during the quarter as compared to the prior quarter. Increased FDIC assessments and higher legal fees during the quarter also contributed to the higher operating expenses.

Hood noted, "In late December 2009, First Federal increased its Correspondent Lending presence in South and North Carolina, and expanded into Virginia. This summer, we will be relocating one branch in the Wilmington, North Carolina market and in October, we will be opening a new in-store location in Garden City, South Carolina. Additionally, we have signed a non-binding letter of intent to open an in-store location in the Bluffton, South Carolina market."

The Company also announced today that its Board of Directors has declared a regular quarterly cash dividend of five cents ($0.05) per share. The dividend is payable May 21, 2010 to stockholders of record as of May 7, 2010. Hood continued, "Our board of directors carefully evaluates the level of our dividend each quarter. Given the need to preserve capital through these uncertain economic times, we continue to believe this is the most appropriate action at this time."

Hood concluded, "As we move through fiscal 2010 and into fiscal 2011, our priorities will continue to be the resolution of our problem assets and a return to profitability. Our board of directors, officers and staff

remain committed to finding the best financial solutions for our customers and the best results for our shareholders."

As of March 31, 2010, First Financial's total assets were $3.4 billion, net loans receivable totaled $2.5 billion and deposits were $2.4 billion. Stockholders' equity was $335.0 million and book value per common share totaled $16.34 at March 31, 2010. Our consolidated equity-to-assets ratio was 9.9% at March 31, 2010, compared to 10.2% and 7.9% at December 31 and March 31, 2009, respectively. As of March 31, 2010, First Federal, our thrift subsidiary, remained categorized as "well capitalized" under regulatory standards. First Federal's total risk based capital ratio was 11.10% at March 31, 2010, compared to 11.05% and 10.95% at December 31 and March 31, 2009, respectively.

As a participant in the Treasury's Capital Purchase Program, the Company continues to use this capital to help borrowers avoid foreclosure in our markets, and to expand our loan and investment portfolios. The Company paid a dividend of $813 thousand to the U.S. Treasury for its investment during the second quarter of fiscal 2010.

First Federal operates 65 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick, New Hanover and Pender counties in coastal North Carolina offering banking, trust and pension administration services. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.

NOTE: A. Thomas Hood, President and CEO of the Company, and R. Wayne Hall, Executive Vice President and CFO, will discuss these results in a conference call at 2:00 PM (EDT), April 27, 2010. The call can be accessed via a webcast available on First Financial's website at www.firstfinancialholdings.com.

Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by these forward-looking statements as a result of a wide range of factors. These factors include, but are not limited to, the general business environment, general economic conditions nationally and in the States of North and South Carolina, interest rates, the North and South Carolina real estate markets, the demand for mortgage loans, the credit risk of lending activities, including changes in the level and trend of loan delinquencies and charge-offs, changes in our allowance for loan losses and provision for loan losses that may be affected by deterioration in the housing and real estate markets; results of examinations by our banking regulators, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; our ability to control operating costs and expenses, our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission ("SEC"), including the Annual Report on Form 10-K for the fiscal year ended September 30, 2009. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

Such forward-looking statements may include projections. Such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts nor have such projections been audited, examined or otherwise reviewed

by independent auditors of the Company. In addition, such projections are based upon many estimates and inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of management of the Company. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by the Company that the projections will prove to be correct. The Company does not undertake to update any forward-looking statement that may be made on behalf of the Company.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931 or (843) 729-7005.

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Condensed Consolidated Financial Highlights
(in thousands, except share data)

	Three Months Ended			Six Months Ended	
Statements of Income	03/31/10	03/31/09	12/31/09	03/31/10	03/31/09
Interest income	$ 45,416	$ 43,731	$ 48,100	$ 93,516	$ 87,715
Interest expense	13,920	16,770	15,212	29,132	35,623
Net interest income	31,496	26,961	32,888	64,384	52,092
Provision for loan losses	(45,915)	(12,765)	(25,327)	(71,242)	(33,236)
Net interest income after provision	(14,419)	14,196	7,561	(6,858)	18,856
Other income					
Impairment on investment securities	(1,818)	(857)	(494)	(2,312)	(3,001)
Brokerage fees	550	632	496	1,046	1,112
Insurance revenues	7,502	6,966	5,423	12,925	12,211
Service charges and fees on deposit accounts	5,708	5,280	5,817	11,525	10,949
Mortgage banking income	2,068	2,652	2,411	4,479	4,412
Gains on disposition of assets	46	36	1,275	1,321	88
Other	(83)	(69)	166	83	128
Total other income	13,973	14,640	15,094	29,067	25,899
Other expenses					
Salaries and employee benefits	19,139	13,637	17,878	37,017	30,799
Occupancy costs	2,439	2,129	2,444	4,883	4,274
Marketing	559	422	568	1,127	1,072
Furniture and equipment expense	2,052	1,572	2,139	4,191	3,067
Other	6,717	6,085	7,522	14,239	11,229
Total other expenses	30,906	23,845	30,551	61,457	50,441
Income (loss) before income taxes	(31,352)	4,991	(7,896)	(39,248)	(5,686)
Provision for income taxes	(12,296)	1,872	(3,364)	(15,660)	(2,258)
Net income (loss)	(19,056)	3,119	(4,532)	(23,588)	(3,428)
Preferred stock dividend	813	813	813	1,626	1,038
Accretion on preferred stock discount	138	130	136	274	166
Net income (loss) available to common shareholders	$ (20,007)	$ 2,176	$ (5,481)	$ (25,488)	$ (4,632)
Earnings (loss) per share net income:					
Basic	$ (1.15)	$ 0.27	$ (0.28)	$ (1.43)	$ (0.29)
Diluted	$ (1.15)	$ 0.27	$ (0.28)	$ (1.43)	$ (0.29)
Earnings (loss) per share available to common shareholders:					
Basic	$ (1.21)	$ 0.19	$ (0.33)	$ (1.54)	$ (0.40)
Diluted	$ (1.21)	$ 0.19	$ (0.33)	$ (1.54)	$ (0.40)
Average number shares outstanding	16,526	11,699	16,464	16,495	11,697
Average number diluted shares outstanding	16,526	11,699	16,464	16,495	11,697
Ratios:					
Return on average equity	(22.02%)	5.26%	(5.08%)	(13.44%)	(3.13%)
Return on average assets	(2.22%)	0.40%	(0.52%)	(1.37%)	(0.22%)
Net interest margin	3.92%	3.64%	3.94%	3.93%	3.56%
Total other expense / average assets	3.61%	3.05%	3.50%	3.56%	3.28%
Efficiency ratio (1)	62.87%	55.74%	60.20%	61.54%	61.71%
Net charge-offs / average gross loans, annualized	5.56%	1.13%	3.04%	4.30%	0.81%

(1) Excludes from income: gains / (losses) on sales of securities, net real estate operations, gains on disposition of assets, realized impairment on investments, VISA litigation, and non-recurring donation expense.

Please Note: Certain prior period amounts have been reclassified to conform to current period presentation.

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Condensed Consolidated Financial Highlights
(in thousands, except share data)

Statements of Financial Condition	03/31/10	03/31/09	12/31/09
Assets			
Cash and cash equivalents	$ 62,087	$ 66,007	$ 66,429
Investments	80,742	52,548	81,407
Mortgage-backed securities	434,309	538,402	465,983
Loans receivable, net	2,529,484	2,333,846	2,570,668
Loan held for sale	12,681	48,319	22,903
Office properties, net	83,417	81,751	80,113
Real estate owned	11,957	6,312	20,864
Intangible assets	38,252	35,968	38,495
Mortgage servicing rights	12,279	8,221	12,411
FDIC indemnification receivable, net	65,461	-	64,130
Other assets	50,198	35,165	52,745
Total Assets	$ 3,380,867	$ 3,206,539	$ 3,476,148
Liabilities and Stockholders' Equity			
Deposits	$ 2,437,592	$ 1,995,057	$ 2,277,439
Advances from FHLB	530,493	609,000	565,622
Other borrowings	47,204	310,204	228,204
Other liabilities	30,577	38,043	50,429
Total Liabilities	3,045,866	2,952,304	3,121,694
Stockholders' equity			
Stockholders' equity	433,745	361,559	454,380
Treasury stock	(103,563)	(103,563)	(103,563)
Accumulated other comprehensive income (loss)	4,819	(3,761)	3,637
Total stockholders' equity	335,001	254,235	354,454
Total liabilities and stockholders' equity	$ 3,380,867	$ 3,206,539	$ 3,476,148
Stockholders' equity to total assets	9.91%	7.93%	10.20%
Common shares outstanding	16,527	11,699	16,526
Book value per common share	$ 16.34	$ 16.18	$ 17.52
Tangible book value per common share	$ 14.02	$ 13.10	$ 15.19
Credit quality - quarterly results			
Total reserves for loan losses	$ 82,731	$ 47,490	$ 73,534
Loan loss reserves / loans	3.17%	1.99%	2.78%
Reserves / non-performing loans	60.94%	86.57%	67.55%
Provision for losses	$ 45,915	$ 12,765	$ 25,327
Net loan charge-offs	$ 36,718	$ 6,803	$ 20,266
Problem assets			
Non-accrual loans	$ 135,658	$ 54,769	$ 108,742
Accruing loans 90 days or more past due	104	86	124
REO through foreclosure	11,957	6,312	20,864
Total	$ 147,719	$ 61,167	$ 129,730
As a percent of total assets	4.37%	1.91%	3.73%

First Financial Holdings, Inc.
As of the Quarter Ended (Unaudited)
(dollars in thousands)

BALANCE SHEET	03/31/10	12/31/09	09/30/09	06/30/09	03/31/09	12/31/08	09/30/08	06/30/08	03/31/08
Assets									
Cash and cash equivalents	$ 62,087	$ 66,429	$ 78,070	$ 92,097	$ 66,007	$ 62,334	$ 62,949	$ 72,735	$ 77,722
Investments	80,742	81,407	82,298	85,024	52,548	57,585	60,969	61,760	64,641
Mortgage-backed securities	434,309	465,983	478,980	522,355	538,402	403,797	351,110	353,257	370,848
Loans receivable, net	2,529,484	2,570,668	2,593,269	2,609,498	2,333,846	2,334,254	2,324,537	2,263,965	2,218,027
Loans held for sale	12,681	22,903	25,603	63,311	48,319	11,804	8,731	4,519	14,031
Office properties, net	83,417	80,113	81,021	81,136	81,751	82,322	78,796	77,673	76,708
Real estate owned	11,957	20,864	22,002	12,927	6,312	5,346	4,286	5,442	4,310
Intangible assets	38,252	38,495	37,961	35,779	35,968	36,156	36,241	40,401	22,420
Mortgage servicing rights	12,279	12,411	11,166	10,703	8,221	8,225	12,550	12,754	10,685
FDIC indemnification receivable, net	65,461	64,130	62,754	61,541	-	-	-	-	-
Other assets	50,198	52,745	37,163	32,695	35,165	35,470	33,825	31,522	29,112
Total assets	$ 3,380,867	$ 3,476,148	$ 3,510,287	$ 3,607,066	$ 3,206,539	$ 3,037,293	$ 2,973,994	$ 2,924,028	$ 2,888,504
Liabilities									
Deposits	$ 2,437,592	$ 2,277,439	$ 2,303,611	$ 2,341,055	$ 1,995,057	$ 1,926,624	$ 1,851,102	$ 1,865,261	$ 1,875,099
Advances from FHLB	530,493	565,622	492,751	492,880	609,000	746,000	818,000	747,000	719,000
Other borrowings	47,204	228,204	305,205	420,204	310,204	125,204	75,205	69,204	52,204
Other liabilities	30,577	50,429	57,071	59,898	38,043	19,387	46,209	54,585	55,575
Total liabilities	3,045,866	3,121,694	3,158,638	3,314,037	2,952,304	2,817,215	2,790,516	2,736,050	2,701,878
Total stockholders' equity	335,001	354,454	351,649	293,029	254,235	220,078	183,478	187,978	186,626
Total liabilities and stockholders' equity	$ 3,380,867	$ 3,476,148	$ 3,510,287	$ 3,607,066	$ 3,206,539	$ 3,037,293	$ 2,973,994	$ 2,924,028	$ 2,888,504
Equity/assets	9.91%	10.20%	10.02%	8.12%	7.93%	7.25%	6.17%	6.43%	6.46%
Total shares o/s	16,527	16,526	15,897	11,699	11,699	11,697	11,692	11,674	11,663
Book value per share	$ 16.34	$ 17.52	$ 18.03	$ 19.49	$ 16.18	$ 13.26	$ 15.69	$ 16.10	$ 16.00
AVERAGE BALANCES									
Total assets	$ 3,429,172	$ 3,487,674	$ 3,563,973	$ 3,338,110	$ 3,130,253	$ 3,005,644	$ 2,949,011	$ 2,906,266	$ 2,853,106
Earning assets	3,256,664	3,311,040	3,382,326	3,427,813	3,004,582	2,867,614	2,763,247	2,714,252	2,655,387
Gross Loans	2,643,273	2,663,543	2,666,444	2,632,478	2,413,270	2,371,209	2,317,902	2,264,167	2,228,029
Costing liabilities	3,057,686	3,057,530	3,262,178	3,232,640	2,950,628	2,807,944	2,730,439	2,671,260	2,612,019
Deposits	2,318,184	2,293,892	2,347,331	2,233,984	1,963,862	1,888,863	1,858,182	1,870,180	1,840,842
Equity	346,194	356,897	309,287	265,445	230,051	201,778	185,728	187,302	186,961

-more-

First Financial Holdings, Inc.

(dollars in thousands)

	Quarter Ended (Unaudited)									Fiscal Year	
	03/31/10	12/31/09	09/30/09	06/30/09	03/31/09	12/31/08	09/30/08	06/30/08	03/31/08	09/30/09	09/30/08
STATEMENT OF OPERATIONS											
Total interest income	$ 45,416	$ 48,100	$ 49,815	$ 51,266	$ 43,731	$ 43,984	$ 43,398	$ 43,229	$ 43,810	$ 188,796	$ 174,772
Total interest expense	13,920	15,212	15,764	15,727	16,770	18,853	19,243	19,220	21,669	67,114	83,408
Net interest income	31,496	32,888	34,051	35,539	26,961	25,131	24,155	24,009	22,141	121,682	91,364
Provision for loan losses	(45,915)	(25,327)	(21,280)	(12,367)	(12,765)	(20,471)	(5,218)	(4,907)	(3,567)	(66,883)	(16,939)
Net interest income after provision	(14,419)	7,561	12,771	23,172	14,196	4,660	18,937	19,102	18,574	54,799	74,425
Other income											
Impairment on investment securities	(1,818)	(494)	(615)	(377)	(857)	(2,144)	(486)	-	-	(3,993)	(486)
Gain on sale of investment securities	-	-	-	-	-	-	-	4	645	-	750
Brokerage fees	550	496	533	383	632	480	672	665	906	2,028	2,923
Insurance revenues	7,502	5,423	5,921	6,535	6,966	5,245	6,352	7,432	6,769	24,667	24,830
Service charges and fees on deposit accounts	5,708	5,817	5,864	5,688	5,280	5,669	6,133	5,912	5,780	22,501	23,901
Mortgage banking income	2,068	2,411	2,672	986	2,652	1,760	821	1,828	2,961	8,070	7,456
Gains (losses) on disposition of properties	46	1,275	37	37	36	52	913	43	59	162	1,052
Other	(83)	166	978	(280)	(69)	197	663	504	681	826	2,475
Total other income	13,973	15,094	15,390	12,972	14,640	11,259	15,068	16,388	17,801	54,261	62,901
Other expenses											
Salaries & employee benefits	19,139	17,878	18,227	15,640	13,637	17,162	14,697	16,625	15,963	64,666	65,271
Occupancy costs	2,439	2,444	2,446	2,215	2,129	2,145	2,120	2,016	2,012	8,935	8,210
Marketing	559	568	586	479	422	650	460	685	570	2,137	2,408
Furniture and equipment expense	2,052	2,139	2,277	2,202	1,572	1,495	1,629	1,445	1,374	7,546	5,867
Other	6,717	7,522	7,088	7,611	6,085	5,144	5,002	4,944	4,143	25,928	18,573
Total other expenses	30,906	30,551	30,624	28,147	23,845	26,596	23,908	25,715	24,062	109,212	100,329
Income (loss) before taxes	(31,352)	(7,896)	(2,463)	7,997	4,991	(10,677)	10,097	9,775	12,313	(152)	36,997
Provision for income taxes	(12,296)	(3,364)	(1,199)	2,842	1,872	(4,130)	3,789	3,873	4,783	(615)	14,359
Income before extraordinary items	(19,056)	(4,532)	(1,264)	5,155	3,119	(6,547)	$ 6,308	$ 5,902	$ 7,530	$ 463	$ 22,638
Extraordinary items											
Gain on acquisition, less income tax of $18,833	-	-	-	28,857	-	-	-	-	-	28,857	-
Net Income	(19,056)	(4,532)	(1,264)	34,012	3,119	(6,547)	6,308	5,902	7,530	29,320	22,638
Preferred stock dividend	813	813	802	813	813	235	-	-	-	2,663	-
Accretion on preferred stock discount	138	136	127	132	130	42	-	-	-	431	-
Net Income (loss) available to common shareholders	$ (20,007)	$ (5,481)	$ (2,193)	$ 33,067	$ 2,176	$ (6,824)	$ 6,308	$ 5,902	$ 7,530	$ 26,226	$ 22,638
Pre-tax, pre-provision earnings	$ 14,563	$ 17,431	$ 18,817	$ 20,364	$ 17,756	$ 9,794	$ 15,315	$ 14,682	$ 15,880	$ 66,731	$ 53,936

Note: Certain prior period amounts have been reclassified to conform to current period presentation.

Average shares o/s, basic	16,526	16,464	11,791	11,699	11,699	11,694	11,683	11,668	11,659	11,721	11,664
Average shares o/s, diluted	16,526	16,464	11,791	11,699	11,699	11,694	11,688	11,679	11,675	11,721	11,692
Earnings per share before extraordinary items -basic	$ (1.15)	$ (0.28)	$ (0.11)	$ 0.44	$ 0.27	$ (0.56)	$ 0.54	$ 0.51	$ 0.65	$ 0.04	$ 1.94
Earnings per share before extraordinary items -diluted	$ (1.15)	$ (0.28)	$ (0.11)	$ 0.44	$ 0.27	$ (0.56)	$ 0.54	$ 0.51	$ 0.64	$ 0.04	$ 1.94
Earnings per share Net Income -basic	$ (1.15)	$ (0.28)	$ (0.11)	$ 2.91	$ 0.27	$ (0.56)	$ 0.54	$ 0.51	$ 0.65	$ 2.50	$ 1.94
Earnings per share Net Income -diluted	$ (1.15)	$ (0.28)	$ (0.11)	$ 2.91	$ 0.27	$ (0.56)	$ 0.54	$ 0.51	$ 0.64	$ 2.50	$ 1.94
Earnings per share Available to common shareholders - basic	$ (1.21)	$ (0.33)	$ (0.19)	$ 2.83	$ 0.19	$ (0.58)	$ 0.54	$ 0.51	$ 0.65	$ 2.24	$ 1.94
Earnings per share Available to common shareholders - diluted	$ (1.21)	$ (0.33)	$ (0.19)	$ 2.83	$ 0.19	$ (0.58)	$ 0.54	$ 0.51	$ 0.64	$ 2.24	$ 1.94
Dividends paid per share, authorized	$ 0.05	$ 0.05	$ 0.05	$ 0.05	$ 0.05	$ 0.255	$ 0.255	$ 0.255	$ 0.255	$ 0.41	$ 1.02

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First Financial Holdings, Inc.

(dollars in thousands)

	Quarter Ended (unaudited)									Fiscal Year	
	03/31/10	12/31/09	09/30/09	06/30/09	03/31/09	12/31/08	09/30/08	06/30/08	03/31/08	09/30/09	09/30/08
OTHER RATIOS											
Return on Average Equity	(22.02%)	(5.08%)	(1.57%)	7.16%	5.26%	(12.98%)	13.59%	12.60%	16.11%	0.17%	12.16%
Return on Average Assets	(2.22%)	(0.52%)	(0.14%)	0.57%	0.40%	(0.87%)	0.86%	0.81%	1.06%	0.01%	0.79%
Average yield on earning assets	5.66%	5.76%	5.84%	6.00%	5.90%	6.08%	6.24%	6.40%	6.63%	5.89%	6.53%
Average cost of paying liabilities	1.85%	1.97%	1.90%	1.94%	2.29%	2.64%	2.80%	2.89%	3.34%	2.22%	3.17%
Gross spread	3.81%	3.79%	3.94%	4.06%	3.61%	3.44%	3.44%	3.51%	3.29%	3.68%	3.36%
Net interest margin	3.92%	3.94%	3.99%	4.16%	3.64%	3.48%	3.48%	3.56%	3.35%	3.79%	3.41%
Operating exp./avg. assets	3.61%	3.50%	3.44%	3.12%	3.05%	3.54%	3.24%	3.54%	3.37%	3.31%	3.50%
Efficiency ratio	62.87%	60.20%	60.46%	56.42%	55.74%	68.20%	61.36%	63.47%	61.39%	59.62%	64.33%

Note: Average yields, costs and margins for prior periods adjusted to actual days

	03/31/10	12/31/09	09/30/09	06/30/09	03/31/09	12/31/08	09/30/08	06/30/08	03/31/08		
COMPOSITION OF GROSS LOAN PORTFOLIO											
Residential Mortgages (1-4 Family)	$ 973,670	$ 966,211	$ 949,518	$ 927,296	$ 882,511	$ 882,857	$ 886,488	$ 874,216	$ 871,774		
Residential Construction (1-4 Family)	31,593	32,804	41,133	56,683	56,438	67,980	70,396	73,064	75,590		
Commercial Real Estate	434,310	436,842	435,298	435,923	322,663	314,516	307,903	291,712	286,316		
Commercial Construction	44,176	48,439	53,219	47,397	41,490	39,380	40,827	36,791	31,142		
Commercial Business	86,017	88,728	96,559	106,053	93,024	95,638	89,764	90,070	85,797		
Land	250,925	278,982	300,130	306,810	251,103	252,713	247,862	243,395	235,596		
Home Equity Lines of Credit	401,340	400,803	394,075	394,794	356,281	344,526	325,354	301,184	284,696		
Manufactured Housing	255,819	250,124	244,214	239,043	232,515	227,698	223,476	218,312	211,657		
Credit Cards	17,797	18,471	17,483	16,949	16,128	16,790	16,125	15,824	15,638		
Marine	70,756	73,799	76,748	77,819	77,836	79,901	83,464	83,964	81,170		
Other Consumer	45,812	48,999	53,365	55,230	51,347	53,783	56,868	56,499	56,561		
	2,612,215	2,644,202	2,661,742	2,663,997	2,381,336	2,375,782	2,348,527	2,285,031	2,235,937		
Less:											
Allowance for Loan Losses	82,731	73,534	68,473	54,499	47,490	41,528	23,990	21,066	17,910		
Total	$ 2,529,484	$ 2,570,668	$ 2,593,269	$ 2,609,498	$ 2,333,846	$ 2,334,254	$ 2,324,537	$ 2,263,965	$ 2,218,027		
Loans Held for Sale	$ 12,681	$ 22,903	$ 25,603	$ 63,311	$ 48,319	$ 11,804	$ 8,731	$ 4,519	$ 14,031		

Note: The Composition of Gross Loans has been changed to collateral type consistent with 10Qs as filed with the SEC.

	03/31/10	12/31/09	09/30/09	06/30/09	03/31/09	12/31/08	09/30/08	06/30/08	03/31/08		
COMPOSITION OF DEPOSITS											
Checking	$ 570,872	$ 562,060	$ 527,795	$ 543,232	$ 500,619	$ 461,179	$ 474,301	$ 488,595	$ 483,472		
Passbook	163,451	153,674	154,342	145,541	137,854	126,261	129,466	133,414	130,863		
Money Market	345,752	338,930	344,220	341,209	296,557	303,866	345,327	372,617	379,380		
Core Deposits	1,080,075	1,054,664	1,026,357	1,029,982	935,030	891,306	949,094	994,626	993,715		
Time Deposits	1,357,517	1,222,775	1,277,254	1,311,073	1,060,027	1,035,318	902,008	870,635	881,384		
Total Deposits	$ 2,437,592	$ 2,277,439	$ 2,303,611	$ 2,341,055	$ 1,995,057	$ 1,926,624	$ 1,851,102	$ 1,865,261	$ 1,875,099		
ASSET QUALITY											
Non-accrual loans	$ 135,658	$ 108,742	$ 80,432	$ 66,300	$ 54,769	$ 35,070	$ 20,557	$ 16,562	$ 12,800		
Loans 90 days or more past due	104	124	121	153	86	116	76	79	99		
REO through foreclosure	11,957	20,864	22,002	12,927	6,312	5,346	4,286	5,442	4,310		
	$ 147,719	$ 129,730	$ 102,555	$ 79,380	$ 61,167	$ 40,532	$ 24,919	$ 22,083	$ 17,209		
LOAN AND REO LOSS RESERVES											
Total allowance for loan losses	$ 82,731	$ 73,534	$ 68,473	$ 54,499	$ 47,490	$ 41,528	$ 23,990	$ 21,066	$ 17,910		
Loan loss reserves/ loans	3.17%	2.78%	2.57%	2.05%	1.99%	1.74%	1.02%	0.92%	0.80%		
Provision for losses	45,915	25,327	21,280	12,367	12,765	20,471	5,218	4,907	3,567		
Net loan charge-offs	36,718	20,266	7,307	9,490	6,803	2,933	2,251	1,785	2,358		
Net charge-offs/avg gross loans	1.39%	0.76%	0.27%	0.36%	0.28%	0.12%	0.10%	0.08%	0.11%		
Annualized net charge-offs/avg gross loans	5.56%	3.04%	1.10%	1.43%	1.13%	0.49%	0.39%	0.32%	0.43%		

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First Financial Holdings, Inc.
(dollars in thousands)

	Quarter Ended (unaudited)					
	\ 03/31/10		12/31/09		09/30/09	
COMPOSITION OF NET CHARGE OFFS						
Residential Mortgages (1-4 Family)		3,821	$	1,328	$	943
Residential Construction (1-4 Family)		1,096		807		569
Commercial Real Estate		7,131		1,022		166
Commercial Construction		-		953		-
Commercial Business		1,027		652		654
Land		18,313		10,657		1,501
Home Equity Lines of Credit		3,309		2,618		1,549
Manufactured Housing		638		745		866
Credit Cards		264		254		228
Marine		621		612		377
Other Consumer		498		618		454
	$	36,718	$	20,266	$	7,307
NONACCRUAL LOANS						
Residential Mortgages (1-4 Family)	$	27,692	$	25,731	$	19,820
Residential Construction (1-4 Family)		4,028		4,041		4,448
Commercial Real Estate		20,885		19,217		6,795
Commercial Construction		3,353		-		2,284
Commercial Business		4,270		3,315		678
Land		62,881		45,314		38,438
Home Equity Lines of Credit		9,341		7,996		5,466
Manufactured Housing		2,899		2,715		2,280
Marine		166		245		142
Other Consumer		143		168		81
	$	135,658	$	108,742	$	80,432
DELINQUENT LOANS (> 30 days past due, not on nonaccrual)						
Residential Mortgages (1-4 Family)	$	12,253	$	12,754	$	13,603
Residential Construction (1-4 Family)		181		947		662
Commercial Real Estate		10,148		6,577		4,249
Commercial Construction		1,420		-		-
Commercial Business		2,769		2,778		586
Land		3,105		8,474		9,242
Home Equity Lines of Credit		5,217		4,721		2,231
Manufactured Housing		3,807		3,697		3,132
Credit Cards		381		363		224
Marine		981		1,755		811
Other Consumer		317		1,057		793
	$	40,579	$	43,123	$	35,533
DELINQUENT LOANS TO GROSS LOAN BALANCE						
Residential Mortgages (1-4 Family)		1.26%		1.32%		1.43%
Residential Construction (1-4 Family)		0.57%		2.89%		1.61%
Commercial Real Estate		2.34%		1.51%		0.98%
Commercial Construction		3.21%		-		-
Commercial Business		3.22%		3.13%		0.61%
Land		1.24%		3.04%		3.08%
Home Equity Lines of Credit		1.30%		1.18%		0.57%
Manufactured Housing		1.49%		1.48%		1.28%
Credit Cards		2.14%		1.97%		1.28%
Marine		1.39%		2.38%		1.06%
Other Consumer		0.69%		2.16%		1.49%
		1.55%		1.63%		1.33%